UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-177774

333-237141

333-180485

333-194380

333-228582

PACIFIC DRILLING S.A.

(Exact name of registrant as specified in its charter)

8-10, Avenue de la Gare

L-1610 Luxembourg

+352 27 85 81 35

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.01 per share
 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares, par value $0.01 per share: 72

Pursuant to the requirements of the Securities Exchange Act of 1934, Pacific Drilling S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 31, 2020	PACIFIC DRILLING S.A.

	By:	/s/ Lisa Manget Buchanan
	Name:	Lisa Manget Buchanan
	Title:	SVP, General Counsel and Secretary